Reliance
Industries Limited

RECEIVED
2008 JUL 21 A 11:43

July 16, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

08003873

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	July 15, 2008	Disclosure of Shareholding Pattern
2.	BSE letter dated April 24, 2003	July 15, 2008	Disclosure of Shareholding Pattern in Free Float Indices
3.	Clause 49	July 15, 2008	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
4.	Clause 41	July 16, 2008	Intimating that a meeting of the Board of Directors of the Company will be held on July 24, 2008.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

PROCESSED
JUL 23 2008
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

RECEIVED
2008 JUL 21 A 11: 43

July 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern as on June 30, 2008

We send herewith Shareholding Pattern of Equity Shares of the Company as on June 30, 2008, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Reliance
Industries Limited

July 15, 2008

National Stock Exchange of India Limited
Exchange Plaza
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No.2659 8237 / 38

Dear Sirs,

Sub: Shareholding Pattern as on June 30, 2008

We send herewith Shareholding Pattern on Equity Shares of the Company as on June 30, 2008, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 Quarter ended : 30th June, 2008

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.76	0.73
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	45	63 14 58 707	63 14 57 802	45.22	43.44
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.49	7.20
	Sub - Total (A) (1)	52	74 67 04 874	74 67 03 969	53.47	51.37
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	52	74 67 04 874	74 67 03 969	53.47	51.37
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	515	4 11 89 270	4 07 11 289	2.95	2.83
(b)	Financial Institutions / Banks	454	14 19 252	12 92 786	0.10	0.10
(c)	Central Government / State Government(s)	74	33 75 860	23 81 621	0.24	0.23
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	30	8 63 16 962	8 63 08 620	6.18	5.94
(f)	Foreign Institutional Investors	1 091	24 87 59 750	24 86 34 393	17.81	17.11
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	2 164	38 10 61 094	37 93 28 709	27.29	26.21
(2)	**Non-institutions**					
(a)	Bodies Corporate	10 821	7 71 68 953	7 60 14 061	5.53	5.31
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	20 84 434	16 08 32 579	11 04 68 555	11.52	11.06
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	439	1 91 84 459	1 84 32 092	1.37	1.32
(c)	Any other (specify)					
	i.NRIs/OCBs	26 627	1 15 56 299	73 50 861	0.83	0.79
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	21 22 321	26 87 42 290	21 22 65 569	19.24	18.49
	Total Public Shareholding (B) = (B)(1) + (B)(2)	21 24 485	64 98 03 384	59 15 94 278	46.53	44.70
	TOTAL (A) + (B)	21 24 537	139 65 08 258	133 82 98 247	100.00	96.07
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 71 40 343	5 71 30 843		3.93
	GRAND TOTAL (A) + (B) + (C)	21 24 538	145 36 48 601	139 54 29 090		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28
3	Bhumika Trading Private Limited	6 14 15 983	4.22
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22
5	Farm Enterprises Limited	4 60 38 645	3.17
6	Bahar Trading Private Limited	4 41 47 728	3.04
7	Anumati Mercantile Private Limited	4 39 18 407	3.02
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36
9	Sanatan Textrade Private Limited	3 41 30 009	2.35
10	Amur Trading Private Limited	3 30 04 017	2.27
11	Tresta Trading Private Limited	3 29 11 094	2.26
12	Ornate Traders Private Limited	3 22 07 491	2.22
13	Reliance Chemicals Private Limited	3 11 19 999	2.14
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10
15	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96
16	Reliance Life Sciences Private Limited	1 54 84 025	1.07
17	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03
18	Aavaran Textiles Private Limited	1 32 58 167	0.91
19	Smt.K D Ambani	36 65 227	0.25
20	Pams Investments and Trading Company Private Limited	31 84 983	0.22
21	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20
22	Shri.M D Ambani	18 07 923	0.12
23	Smt.Nita Ambani	16 99 073	0.12
24	Ms.Isha M Ambani	16 82 195	0.12
25	Master Akash M Ambani	16 81 595	0.12
26	Fidelity Shares and Securities Private Limited	15 25 055	0.10
27	Reliance Welfare Association	12 27 734	0.08
28	Reliance Energy and Project Development Private Limited	10 29 000	0.07
29	Terene Industries Private Limited	4 68 480	0.03
30	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03
31	Synergy Synthetics Private Limited	3 74 401	0.03
32	Vita Investments and Trading Company Private Limited	3 08 395	0.02
33	Reliance Consultancy Services Private Limited	2 52 922	0.02
34	Reliance Industrial Infrastructure Limited	86 000	0.01
35	Deccan Finvest Private Limited	68 795	0.00
36	Master Anant M Ambani	50 000	0.00
37	Jogiya Traders Private Limited	10 010	0.00
38	Hercules Investments Private Limited	1 000	0.00
39	Nikhil Investments Company Private Limited	1 000	0.00
40	Real Fibres Private Limited	1 000	0.00
41	Jagdanand Investments and Trading Company Private Limited	150	0.00
42	Reliance Petroinvestments Limited	100	0.00
43	Reliance Nutraceuticals Private Limited	100	0.00
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00
46	Kankhal Investments and Trading Company Private Limited	100	0.00
47	Kardam Commercials Private Limited	100	0.00
48	Kedareshwar Investments and Trading Company Private Limited	100	0.00
49	Krish Commercials Private Limited	100	0.00
50	Kshitij Commercials Private Limited	100	0.00
51	Nityapriya Commercials Private Limited	100	0.00
52	Priyash Commercials Private Limited	100	0.00
	TOTAL	**74 67 04 874**	**51.37**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	7 37 92 621	5.08
	TOTAL	**7 37 92 621**	**5.08**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Category of shareholders (Promoters/Public)	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	1729606	Promoters	0.12
	Total	**1729606**		**0.12**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	28570172	57140343	3.93
	TOTAL	28570172	57140343	3.93

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance
Industries Limited

RECEIVED
2008 JUL 21 A 11:-3

July 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern for Free-Float Indices

We send herewith Shareholding Pattern as on June 30, 2008 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 30th June, 2008

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.73
2	Indian Corporate Bodies/ Trusts/ Partnerships	73 61 18 861	50.64
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	74 67 04 874	51.37
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here__________________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	74 67 04 874	51.37

....contd

Reliance Industries Limited MUMBAI

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 97 51 350	12.37
2	Indian Corporate Bodies/Trusts/Partnerships	7 71 68 953	5.31
3	Independent Directors & Relatives	2 65 688	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	16 43 907	0.11
6	Central/State Govt.	33 75 860	0.23
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	8 63 16 962	5.94
9	Mutual Funds	4 09 64 615	2.82
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**38 94 87 335**	**26.79**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 38 323	0.01
15	Foreign Institutional Investors (SEBI-registered)	24 87 59 750	17.11
16	Non Resident Indians (Individuals)	1 14 17 976	0.79
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**26 03 16 049**	**17.91**
C	GDRs/ADRs/ADSs	5 71 40 343	3.93
	Sub Total C	**5 71 40 343**	**3.93**
D	OTHERS (Please specify here____________________)		
	Sub Total D	**0**	**0.00**
	Sub Total II	**70 69 43 727**	**48.63**
	Grand Total	**1 45 36 48 601**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	74 67 04 874	51.37
Total Free-float	70 69 43 727	48.63
Grand Total	**1 45 36 48 601**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 13 61 92 209	78.16
Total Foreign Holding	31 74 56 392	21.84
Grand Total	**1 45 36 48 601**	**100.00**

Reliance Industries Limited MUMBAI

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 30th June, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20	I-A-2
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28	I-A-2
3	Bhumika Trading Private Limited	6 14 15 983	4.22	I-A-2
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22	I-A-2
5	Farm Enterprises Limited	4 60 38 645	3.17	I-A-2
6	Bahar Trading Private Limited	4 41 47 728	3.04	I-A-2
7	Anumati Mercantile Private Limited	4 39 18 407	3.02	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36	I-A-2
9	Sanatan Textrade Private Limited	3 41 30 009	2.35	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.27	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.26	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.22	I-A-2
13	Reliance Chemicals Private Limited	3 11 19 999	2.14	I-A-2
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10	I-A-2
15	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96	I-A-2
16	Reliance Life Sciences Private Limited	1 54 84 025	1.07	I-A-2
17	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03	I-A-2
18	Aavaran Textiles Private Limited	1 32 58 167	0.91	I-A-2
19	Smt.K D Ambani	36 65 227	0.25	I-A-1
20	Pams Investments and Trading Company Private Limited	31 84 983	0.22	I-A-2
21	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20	I-A-2
22	Shri.M D Ambani	18 07 923	0.12	I-A-1
23	Smt.Nita Ambani	16 99 073	0.12	I-A-1
24	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
25	Master Akash M Ambani	16 81 595	0.12	I-A-1
26	Fidelity Shares and Securities Private Limited	15 25 055	0.10	I-A-2
27	Reliance Welfare Association	12 27 734	0.08	I-A-2
28	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-2
29	Terene Industries Private Limited	4 68 480	0.03	I-A-2
30	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	I-A-2
31	Synergy Synthetics Private Limited	3 74 401	0.03	I-A-2
32	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
33	Reliance Consultancy Services Private Limited	2 52 922	0.02	I-A-2
34	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
35	Deccan Finvest Private Limited	68 795	0.00	I-A-2
36	Master Anant M Ambani	50 000	0.00	I-A-1
37	Jogiya Traders Private Limited	10 010	0.00	I-A-2
38	Hercules Investments Private Limited	1 000	0.00	I-A-2
39	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
40	Real Fibres Private Limited	1 000	0.00	I-A-2
41	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
42	Reliance Petroinvestments Limited	100	0.00	I-A-2
43	Reliance Nutraceuticals Private Limited	100	0.00	I-A-2
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00	I-A-2
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
46	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
47	Kardam Commercials Private Limited	100	0.00	I-A-2
48	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
49	Krish Commercials Private Limited	100	0.00	I-A-2
50	Kshitij Commercials Private Limited	100	0.00	I-A-2
51	Nityapriya Commercials Private Limited	100	0.00	I-A-2
52	Priyash Commercials Private Limited	100	0.00	I-A-2
	Total	74 67 04 874	51.37	

Reliance Industries Limited MUMBAI

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code	500325	Quarter Ended	30th June, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	7 37 92 621	5.08	II-A-8	NIL
2	The Bank of New York as Depository (for GDRs)	5 71 40 343	3.93	II-C	NIL
	Total	**13 09 32 964**	**9.01**		

Reliance Industries Limited MUMBAI

Reliance
Industries Limited

July 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on June 30, 2008, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : **RELIANCE INDUSTRIES LIMITED**
Quarter ended on : **JUNE 30, 2008**

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established.
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied.
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered.
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied.
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied.
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

Reliance Industries MUMBAI

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	Yes	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in the Annual Report for 2007-08.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report furnished in the Annual Report 2007-08.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Furnished in the Annual Report 2007-08.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance attached with the Directors' Report forming part of the Annual Report for the year 2007-08. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements were made in the Section on Corporate Governance in the Annual Report for the year 2007-08.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Reliance Industries Limited
MUMBAI

Reliance
Industries Limited

July 16, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code:	**500325**	Trading Symbol:	**"RELIANCE EQ"**
Fax No:	**2272 3121 / 2272 2037**	Fax No.	**2659 8237 / 38**

Dear Sirs,

Sub.: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, July 24, 2008** to consider and approve, inter alia, the unaudited Financial Results of the Company for the quarter ended on June 30, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

END